Husqvarna

Press release

Stockholm, 8 January 2007

Husqvarna acquires Klippo

Husqvarna has signed an agreement to acquire Klippo AB, the largest producer of petrol-driven walk-behind lawn mowers for the Swedish market.

Klippo's product offering mainly includes walk-behind lawn mowers for professional users. In 2005, the company reported sales of approximately USD 20.5 m (140 MSEK) and operating income of approximately USD 3 m (20 MSEK). Sweden accounts for approximately two thirds of sales. The company has about 50 employees, and manufacturing is based in Sweden.

The acquisition is subject to approval by the relevant authorities and is expected to be finalized during the first quarter of 2007. The operation will be included in the Group's Professional Products business area.

"Klippo is a well-known and strong brand for walk-behind lawn mowers in the Nordic countries. The acquisition will significantly strengthen Husqvarna's position in the Nordic market for walk-behind lawn mowers for professional users. Synergies will be achieved in sourcing and distribution, says Hans Linnarson, the head of Professional Lawn and garden.

For more information, please contact Åsa Stenqvist, Senior Vice President, Corporate Communications and Investor Relations, tel. +46 8 738 64 94

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.

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